Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF 2009 ESTIMATED ANNUAL RESULTS
This announcement is made by the Company pursuant to Rule 13.09(1) of the Listing Rules.
Based on the Company’s preliminary estimates, which were carried out in accordance with the China Accounting Standards for Business Enterprises and the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China on 22 December 2009, it is estimated that the Company’s net profit attributable to shareholders for the year 2009 may increase by over 50% as compared to the Company’s net profit attributable to shareholders for the year 2008. Detailed financial information of the Company will be disclosed in the Company’s 2009 annual report. The Company’s financial information for the period ended 31 December 2009 contained in this announcement has not been audited.
Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.
This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
In accordance with the listing rules of the Shanghai Stock Exchange, the Company will publish the following announcement in designated newspapers in the People’s Republic of China on 29 January 2010:
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Important Notice
The Company and all members of the Board of Directors of the Company warrant that this announcement does not contain any false representations, misleading statements or material omissions, and accept joint and several responsibility in connection with the truthfulness, accuracy and completeness of this announcement.

Commission File Number 001-31914
Announcement of the Estimated Improvement in Annual Results for the Year 2009 of China Life Insurance Company Limited
I.	Estimated results during this period

1.	Estimated Results Period: 1 January 2009 to 31 December 2009

2.	Estimated Results: Significant increase as compared to the corresponding period for 2008

The Company carried out preliminary estimates of the financial information for the year 2009 in accordance with the China Accounting Standards for Business Enterprises and the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China on 22 December 2009, and estimates that the Company’s net profit attributable to shareholders for the year 2009 may increase by over 50% as compared to the Company’s net profit attributable to shareholders for the year 2008. Detailed financial information of the Company will be disclosed in the Company’s 2009 annual report.

3.	The estimated results have not been audited.

II.	Results of the same period for 2008

1.	Net Profit Attributable to Shareholders of the Company: RMB 10,068 million

2.	Basic Earnings Per Share: RMB 0.36

The results for the corresponding period for 2008 have not been retrospectively adjusted in accordance with the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China.

III.	Reasons for estimated improvement in results

The estimated significant increase in the results for the year 2009 is mainly due to the recovery of the capital market, the significant increase in investment return and the implementation of the Regulations regarding the Accounting Treatment of Insurance Contracts.

Commission File Number 001-31914
IV.	Other information

Due to the implementation of the Regulations regarding the Accounting Treatment of Insurance Contracts, the estimated improvement in the 2009 annual results disclosed in this announcement is only a preliminary estimate. Once the effect of the change of accounting policies have been further confirmed, the Company will make any necessary further disclosures in a timely manner. Investors are advised to pay attention to any such further disclosures.

The Board of Directors of

China Life Insurance Company Limited

28 January 2010
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Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 28 January 2010